EXHIBIT 99.1

INTERNET GOLD - GOLDEN LINES LTD. ANNOUNCES RESULTS OF PUBLIC TENDER
IN ISRAEL FOR ITS SERIES C DEBENTURES

Ramat-Gan, Israel, September 28, 2010 – Internet Gold - Golden Lines Ltd. (Nasdaq: IGLD) today announced that following the filing of a supplemental prospectus dated September 26, 2010, and pursuant to its shelf prospectus filed on September 1, 2010, the public tender in connection with the public offering in Israel of the Company's Series C Debentures was successfully completed.

The Company expects to issue, at par value, NIS 170,329,000 (approximately $46 million) aggregate principal amount of Series C Debentures (after exercising an over - allotment option to offer up to an additional NIS 20,329,000 (approximately $5,528,692) aggregate principal amount of Series C Debentures). The Series C Debentures are payable in four equal annual installments on March 10 of each of the years 2016 through 2019 and pay interest at a fixed annual rate of 4.45%, as determined by the public tender, which is payable semi-annually on March 10 and September 10 of each of the years 2011 through 2019 (the first interest payment will be made on March 10, 2011, and the last interest payment will be made on March 10, 2019). The Series C Debentures are NIS denominated and are not linked to the Israeli consumer price index. The interest rate for the first interest period beginning on October 3, 2010 and ending on March 9, 2011 for the Series C Debentures, is 1.92630%.

The Series C Debentures contain standard terms and conditions and are unsecured, non convertible and do not restrict the Company's ability to issue any new series of debt instruments or distribute dividends in the future. The Series C Debentures will be listed for trading on the Tel Aviv Stock Exchange Ltd.

The net proceeds from the public offering, after deduction of arranger’s fees, early commitment fees and other expenses and commissions, are expected to be approximately NIS 168,805,585.

On September 21, 2010, Midroog Ltd., an Israeli rating agency, announced that it assigned its "A3" rating (local scale) to unsecured debentures to be issued by the Company, which include the Series C Debentures.

The Series C Debentures were offered only in Israel, and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Series C Debentures.

About Internet Gold - Golden Lines Ltd..

Internet Gold - Golden Lines Ltd. (NASDAQ Global Market and TASE: BCOM) is a holding company with a single asset: the controlling interest (approximately 30.41%) in Bezeq (www.bezeq.co.il), Israel’s incumbent telecommunications provider. Bezeq is the leading player in the majority of Israel’s telecommunications markets, including its fixed-line and mobile voice and data, broadband, international long distance, multichannel pay TV and other sectors. B Communications is a subsidiary of Internet Gold (approximately 76.62%-owned) (NASDAQ Global Market and TASE: IGLD) and is part of the Eurocom Group. For more information, please visit the following Internet sites:

www.eurocom.co.il     http://igld.com

www.bcommunications.co.il/    www.ir.bezeq.co.il/

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’s filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Azulay – IR director
i.azulay@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620